SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------

                                  Amendment #1

                                  SCHEDULE 13G
                                (Rule 13d - 102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d -
    1 (b)(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d - 2(b)

                           METRETEK TECHNOLOGIES, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)
                                    566323309
                                    ---------
                                 (CUSIP NUMBER)

                               Kenneth B. Funsten
                               121 Outrigger Mall
                            Marina del Rey, CA 90292
                                 (310) 577-7887

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                               - with copies to -

                           Michael G. Tannenbaum, Esq.
                    Tannenbaum Helpern Syracuse & Hirschtritt
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                December 9, 2000
             (Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        |_|  Rule 13d-1-(b)
        |X|  Rule 13d-1-(c)
        |_|  Rule 13d-1-(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                                Page 1 of 6 Pages

CUSIP No. 566323309

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Kenneth B. Funsten
________________________________________________________________________________

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

a.   ___________________________________________________________________________

b.   _X_________________________________________________________________________

3.   SEC Use Only ______________________________________________________________

4.   Citizenship or Place of Organization: USA
                                           _____________________________________

    Number of Shares        5.  Sole Voting Power _________641,224 Shares_______
      Beneficially
       Owned by             6.  Shared Voting Power_____________0_______________
        Each
      Reporting             7.  Sole Dispositive Power ____641,224 Shares_______
       Person
        With                8.  Shared Dispositive Powerr_______0_______________

5.   Aggregate Amount Beneficially Owned by Each Reporting Person 641,224 Shares
                                                                  ______________

6.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions) _____________________________________________________

7.    Percent of Class Represented by Amount in Row 9   10.5 % of Common Stock
                                                      __________________________

8.    Type of Reporting Person (See Instructions)   IN
                                                  ______________________________


                                Page 2 of 6 Pages

CUSIP No. 566323309


Item 1(a)     Name of Issuer:

Metretek Technologies, Inc. (the "Issuer")

Item 1(b)     Address of Issuer:

Metretek Technologies, Inc.
1675 Broadway
Suite 2150
Denver, CO 80202

Item 2(a)     Name of Person Filing:

Kenneth B. Funsten

Item 2(b)     Address of Principal Business Office or, if none, Residence:

The address of the reporting person is:

Kenneth B. Funsten
121 Outrigger Mall
Marina del Rey, CA 90292

Item 2(c)     Citizenship:

  USA

Item 2(d)     Title of Class of Securities:

  Common Stock

Item 2(e)     CUSIP Number:

  566323309

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or 13d-2(c) promulgated under the Securities Exchange Act of 1934, check whether the filing person is a:


                                 Page 3 of 6 Pages

CUSIP No. 566323309

a.|_|    Broker or dealer registered under Section 15 of the Act,
b.|_|    Bank as defined in Section 3(a)(6) of the Act,
c.|_|    Insurance Company as defined in Section 3(a)(19) of the Act,
d.|_|    Investment Company registered under Section 8 of the Investment Company
         Act,
e.|_|    Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
f.|_| Employee Benefit Plan, or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
g.|_| Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(ii)(G); (Note: see Item 7)
h.|_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i.|_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
j.|_|    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4   Ownership:

     (a)  Amount Beneficially Owned:

          As a holder of sole voting and investment authority over the shares owned by FamCo Value Income Partners, L.P. and FamCo Offshore, Ltd. and as a holder of the Issuer's shares directly, Mr. Funsten may be deemed, for the purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, to be the beneficial owner of a total of 641,224 shares of common stock of the Issuer as follows:
          427,670 shares of common stock, 500 shares of Series B convertible preferred stock (convertible into 163,554 shares of common stock) and 500 warrants (convertible into 50,000 shares of common stock) owned by himself and those entities. Based upon the combined ownership of the shares and the warrants, Mr. Funsten may be deemed to own 10.5% of the total of 6,107,021 shares (calculated by adding (i) the Issuer's 5,893,467 shares outstanding as of December 20, 2000 (based upon information obtained from the Issuer), (ii) 50,000 shares which would be outstanding upon the conversion of the warrants and (iii) 163,554 shares which would be outstanding upon the conversion of the Series B convertible preferred stock). Mr. Funsten disclaims any economic interest in the shares as to which Mr. Funsten has no direct or indirect pecuniary interest.


                                Page 4 of 6 Pages

CUSIP No. 566323309

     (b)  Percent of Class: 10.5%

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote:

               641,224 Shares

          (ii) Shared power to vote or direct the vote:

               0

          (iii) Sole power to dispose or to direct the disposition of:

               641,224 Shares

          (iv) Shared power to dispose or direct the disposition of:

               0

Item 5    Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

Item 6    Ownership of More than Five Percent on Behalf of Another Person:

          Not applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

          Not applicable


                                Page 5 of 6 Pages

CUSIP No. 566323309

Item 8    Identification and Classification of Members of the Group:

          Not applicable

Item 9    Notice of Dissolution of Group:

          Not applicable

Item 10   Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2000
(Date)

/s/ Kenneth B. Funsten
(Signature)

Kenneth B. Funsten
(Name/Title)



                                Page 6 of 6 Pages